111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-4384 / Fax 617-954-7723

April 16, 2019
VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:  Filings of Forms N-CSR for MFS Series Trust I (File Nos. 33-7638; 811-04777), MFS Series Trust X (File Nos. 33-1657; 811-4492), MFS Series Trust XII (File Nos. 333-126328; 811-21780, and MFS Variable Insurance Trust III (File Nos. 333-59093; 811-08879) (collectively, the “Registrants” or "Trusts" and each, a "Registrant" or "Trust")

Ladies and Gentlemen:

This letter sets forth our responses to your comments provided during a conference call on March 27, 2019 with respect to your review of the above-referenced filings filed by the Registrants.

Comments

1. Comment:
Within the Form N-CSR filing for MFS Series Trust XII for the period ended April 30, 2018 as filed on June 21, 2018, in Note (7) (Investments in Affiliated Issuers), in the Notes to Financial Statements section, the reporting for "Beginning Shares", "Acquisition Shares", "Disposition Shares", and "Ending Shares" are all based on par amounts. Going forward, please present affiliate information based on value amounts and not par amounts.

Response:	Beginning with shareholder reports covering the period ending April 30, 2019, we will present this information based on value amounts.

2. Comment:
Within the Form N-CSR filing for MFS Variable Insurance Trust III for the period ended December 31, 2018 as filed on February 25, 2019, we note that the MFS Global Real Estate Portfolio has holdings in REITs. Please consider adding disclosure in the Notes to Financial Statements section noting that distributions from REITs may be classified as dividends, capital gains, and return of capital.

Response:
Going forward, we will add disclosure to address this topic in the "Investment Transactions and Income" section of Note (2) (Significant Accounting Policies) for the following funds: MFS Global Real Estate Portfolio, a series of MFS Variable Insurance Trust III, and MFS Global Real Estate Fund, a series of MFS Series Trust XIII.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-4384.

Sincerely,

/S/ AMANDA S. MOORADIAN

Amanda S. Mooradian
Counsel & Assistant Vice President

1038331